                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of OCTOBER, 2001
                                           -------------
                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  AMVESCAP PLC 3RD QUARTER RESULTS
                                --------------------------------

AMVESCAP PLC
666718
EMBARGOED UNTIL 12:00 NOON ON 25 OCTOBER 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942


                  AMVESCAP PLC REPORTS RESULTS FOR THREE MONTHS
                            ENDED SEPTEMBER 30, 2001
LONDON, OCTOBER 25, 2001 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the three months ended September 30, 2001 amounted to (pound sterling)110.1 million ($161.8 million) compared to (pound sterling)159.4 million ($235.9 million) for third quarter of 2000, a decrease of 31%. Diluted earnings per share before goodwill amortization and exceptional items amounted to 9.1p for the 2001 period (2000: 15.0p), a decrease of 39%. Revenues decreased to (pound sterling)387.6 million ($569.8 million) from (pound sterling)446.0 million ($660.1 million) in 2000.

------------------------------------------------------------------------------------------------------------------------
                                                                       RESULTS FOR THREE MONTHS ENDED
                                                    SEPT 30,     Sept 30,          SEPT 30,              Sept 30,
                                                     2001+        2000+              2001                  2000
                                                   --------     --------- ----------------------  ----------------------
Revenues                                           $569.8M       $660.1m  (POUND STERLING)387.6M  (pound sterling)446.0m
Profit before tax, goodwill amortization
  and exceptional items                            $161.8M       $235.9m  (POUND STERLING)110.1M  (pound sterling)159.4m
Earnings per share before goodwill
  amortization and exceptional items:
   --basic                                           $.27*         $.47*                    9.3P                   16.0p
   --diluted                                         $.27*         $.44*                    9.1P                   15.0p
Earnings per share:
   --basic                                           $.09*         $.33*                    3.0P                   11.2p
   --diluted                                         $.09*         $.32*                    2.9P                   10.7p
------------------------------------------------------------------------------------------------------------------------

* Per American Depositary Share, equivalent to 2 ordinary shares.

+ For the convenience of the reader, pounds sterling for the period ended September 30, 2001 have been translated to US dollars using $1.47 per (pound sterling)1.00 (2000: $1.48 per (pound sterling)1.00).

"The past quarter has presented significant challenges to the global economy, our industry and to our company," said Mr. Charles W. Brady, Executive Chairman. "Our results in the third quarter, while disappointing, reflect the impact of the tragic events of September 11th and the extremely volatile market conditions existing throughout the period."

"While the events of September 11th have taken an enormous toll, the recent actions by the Federal Reserve and European central banks should provide a basis for an economic recovery in 2002," noted Mr. Brady. "We are encouraged by the recent improvements in the global market levels. Our funds under management as of October 19, 2001 reached approximately $385 billion and October retail net sales have been positive. We remain committed to delivering excellent client service and strong investment performance to produce value to our shareholders and we are optimistic about the long-term outlook for our business."

Profit before tax, goodwill amortization and exceptional items decreased by (pound sterling)34.2 million (8%) during the nine month period of 2001 to (pound sterling)380.8 million ($559.8 million) from (pound sterling)415.0 million in 2000. Diluted earnings per share before goodwill amortization and exceptional items amounted to 31.3p (2000: 40.7p) for the nine months ended September 30, 2001, a decrease of 23%. Revenues for the nine months ended September 30, 2001 amounted to (pound sterling)1,241.1 million ($1,824.4 million) compared to (pound sterling)1,200.2 million ($1,776.3 million) for the corresponding period of 2000.

The Company completed three acquisitions in the quarter ended September 30, 2001. Pell Rudman Corporation, the foundation for our private wealth management business, was completed on August 2, 2001. The Company also purchased Grand Pacific, a leading Taiwan SITE and

Parkes & Company, a UK real estate advisor. Results of these purchases are included from September 1, 2001.

Exceptional charges of (pound sterling)24.4 million were provided in the quarter ending September 30, 2001. Integration costs of acquired companies amounted to (pound sterling)17.7 million with the remainder relating to expenses incurred in the design and planning for a new operating facility which has been postponed indefinitely.

Earnings before interest, taxes, amortization and depreciation and exceptional items reached (pound sterling)140.9 million ($207.1 million) and (pound sterling)475.8 million ($699.4 million) for the third quarter and nine months ended September 30, 2001.

Funds under management totaled $361.3 billion ((pound sterling)245.8 billion) at September 30, 2001, a decrease of $47.1 billion or 12% for the third quarter of 2001. Funds under management of acquired companies at date of purchase totaled $10.2 billion in the quarter. Average funds under management during the third quarter were $389.1 billion compared to $404.4 billion for the preceding quarter. Net new (lost) business amounted to $(2.6) billion and $(0.5) billion for the third quarter and nine months ended September 30, 2001.

Net debt at September 30, 2001 amounted to (pound sterling)753.0 million ($1.1 billion) (excluding client cash) compared to (pound sterling)712.1 million at June 30, 2001 and (pound sterling)691.6 million at December 31, 2000. The Company paid cash of approximately (pound sterling)210.0 million for acquisitions during the third quarter of 2001. Net debt has declined by (pound sterling)255.0 million during 2001 excluding the cash paid for acquisitions.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over

100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Thursday, October 25, 2001 at 9:30 a.m. Eastern Time (2:30 p.m. London time), by dialing one of the following numbers: 1-888-201-4990 for US callers or 712-257-3060 for international callers. An audio replay of the conference call will be available until Thursday, November 1, 2001 at 5:00 pm Eastern Time by calling 1-800-839-8790 for US callers or 402-998-1137 for international callers.

                                  AMVESCAP PLC
                          GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                                       NINE MONTHS ENDED SEPT 30,
                                           ----------------------------------------------------------------------------
                                                          2001
                                           ------------------------------------------------------
                                               ORDINARY         EXCEPTIONAL
                                              ACTIVITIES           ITEMS               TOTAL                 2000
                                           ------------------ ----------------- -----------------    ------------------
                                             (POUND STERLING)  (POUND STERLING)   (POUND STERLING)      (POUND STERLING)
REVENUES                                           1,241,102                --          1,241,102             1,200,211
OPERATING EXPENSES                                  (824,438)          (49,685)          (874,123)             (789,036)
                                           -----------------  ----------------  -----------------    ------------------
                                                     416,664           (49,685)           366,979               411,175
GOODWILL AMORTIZATION                               (100,604)               --           (100,604)              (35,391)
                                           -----------------  ----------------  -----------------    ------------------
OPERATING PROFIT                                     316,060           (49,685)           266,375               375,784
INVESTMENT INCOME                                      6,723                --              6,723                13,372
INTEREST PAYABLE                                     (42,606)               --            (42,606)              (36,391)
                                           -----------------  ----------------  -----------------    ------------------
PROFIT BEFORE TAXATION                               280,177           (49,685)           230,492               352,765
TAXATION                                            (121,102)           17,309           (103,793)             (120,991)
                                           -----------------  ----------------  -----------------    ------------------
PROFIT AFTER TAXATION                                159,075           (32,376)           126,699               231,774
DIVIDENDS                                            (34,746)               --            (34,746)              (28,014)
                                           -----------------  ----------------  -----------------    ------------------
                                             (POUND STERLING)  (POUND STERLING)  (POUND STERLING)       (POUND STERLING)
RETAINED PROFIT FOR THE PERIOD                       124,329           (32,376)            91,953               203,760
                                           =================  ================  =================    ==================
EARNINGS PER SHARE BEFORE
   GOODWILL AMORTIZATION:
   ---BASIC                                            32.3P            (4.0)P              28.3P                 42.8P*
   ---DILUTED                                          31.3P            (3.9)P              27.4P                 40.7P*
                                           ------------------ ----------------- -----------------    ------------------
EARNINGS PER SHARE:
   ---BASIC                                            19.8P            (4.0)P              15.8P                 35.1P
   ---DILUTED                                          19.2P            (3.9)P              15.3P                 33.5P
                                           ------------------ ----------------  -----------------    ------------------
AVERAGE SHARES OUTSTANDING:
   ---BASIC                                          804,341                              804,341               659,944
   ---DILUTED                                        830,650                              830,650               701,972
                                           -----------------  ----------------- -----------------    ------------------


              *BEFORE GOODWILL AMORTIZATION AND EXCEPTIONAL ITEMS.

                                  AMVESCAP PLC
                          GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                                 THREE MONTHS ENDED SEPT 30,
                                              -------------------------------------------------------------------------
                                                          2001
                                              ---------------------------------------------------
                                                ORDINARY       EXCEPTIONAL
                                               ACTIVITIES         ITEMS               TOTAL                  2000
                                           -----------------  ----------------- -----------------    ------------------
                                             (POUND STERLING)  (POUND STERLING)   (POUND STERLING)      (POUND STERLING)
REVENUES                                             387,550                --            387,550               445,958
OPERATING EXPENSES                                  (264,466)          (24,433)          (288,899)             (303,074)
                                           -----------------  ----------------  -----------------    ------------------
                                                     123,084           (24,433)            98,651               142,884
GOODWILL AMORTIZATION                                (35,566)               --            (35,566)              (17,021)
                                           -----------------  ----------------  -----------------    ------------------
OPERATING PROFIT                                      87,518           (24,433)            63,085               125,863
INVESTMENT INCOME                                        858                --                858                 5,949
INTEREST PAYABLE                                     (13,814)               --            (13,814)              (16,241)
                                           -----------------  ----------------  -----------------    ------------------
PROFIT BEFORE TAXATION                                74,562           (24,433)            50,129               115,571
TAXATION                                             (35,059)            8,891            (26,168)              (39,211)
                                           -----------------  ----------------  -----------------    ------------------
                                             (POUND STERLING)  (POUND STERLING)   (POUND STERLING)      (POUND STERLING)
PROFIT AFTER TAXATION                                 39,503           (15,542)            23,961                76,360
                                              ==============  ================= =================    ==================
EARNINGS PER SHARE BEFORE
   GOODWILL  AMORTIZATION:
   ---BASIC                                             9.3P            (1.9)P               7.4P                 16.0P*
   ---DILUTED                                           9.1P            (1.9)P               7.2P                 15.0P*
                                           -----------------  ----------------  -----------------    ------------------
EARNINGS PER SHARE:
   ---BASIC                                             4.9P            (1.9)P               3.0P                 11.2P
   ---DILUTED                                           4.8P            (1.9)P               2.9P                 10.7P
                                           -----------------  ----------------  -----------------    ------------------
AVERAGE SHARES OUTSTANDING:
   ---BASIC                                          808,794                              808,794               679,439
   ---DILUTED                                        829,339                              829,339               743,126
                                           -----------------  ----------------  -----------------    ------------------


         *BEFORE GOODWILL AMORTIZATION AND EXCEPTIONAL ITEMS.

                                  AMVESCAP PLC
                               GROUP BALANCE SHEET
                                 (IN THOUSANDS)

                                                                        SEPT 30,             DEC 31,
                                                                          2001                2000
                                                                   -----------------    ----------------
                                                                    (POUND STERLING)    (POUND STERLING)
FIXED ASSETS
    GOODWILL                                                               2,733,309           2,375,542
    INVESTMENTS                                                              177,470             152,521
    TANGIBLE ASSETS                                                          214,522             203,341
                                                                   -----------------    ----------------
                                                                           3,125,301           2,731,404
CURRENT ASSETS
    DEBTORS                                                                  644,904             686,101
    INVESTMENTS                                                              104,089             124,311
    CASH AT BANK AND IN HAND                                                 220,179             342,073
                                                                   -----------------    ----------------
                                                                             969,172           1,152,485
CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR                             (739,293)           (764,068)
                                                                   -----------------    ----------------
NET CURRENT ASSETS, EXCLUDING BANKING AND
     INSURANCE ACTIVITIES                                                    229,879             388,417
                                                                   -----------------    ----------------

BANKING AND INSURANCE ACTIVITIES, NET                                         16,101               1,812
                                                                   -----------------    ----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                      3,371,281           3,121,633

LONG-TERM DEBT                                                              (918,332)           (960,023)
PROVISIONS FOR LIABILITIES AND CHARGES                                      (176,550)            (58,530)
                                                                   -----------------    ----------------
                                                                   -----------------    ----------------
                                                                    (POUND STERLING)    (POUND STERLING)
NET ASSETS                                                                 2,276,399           2,103,080
                                                                   =================    ================

CAPITAL AND RESERVES
                                                                    (POUND STERLING)    (POUND STERLING)
    CALLED UP SHARE CAPITAL                                                  195,706             192,759
    EXCHANGEABLE SHARES                                                      444,172             477,153
    SHARE PREMIUM ACCOUNT                                                  1,608,801           1,488,933
    PROFIT AND LOSS ACCOUNT                                                  685,373             593,420
                                                                   -----------------    ----------------
                                                                           2,934,052           2,752,265
    OTHER RESERVES                                                          (657,653)           (649,185)
                                                                   ------------------   ----------------
                                                                    (POUND STERLING)    (POUND STERLING)
SHAREHOLDERS' FUNDS                                                        2,276,399           2,103,080
                                                                   =================    ================

                                  AMVESCAP PLC
                            GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)



                                                                              NINE MONTHS ENDED
                                                                   ------------------------------------
                                                                        SEPT 30,            SEPT 30,
                                                                          2001                2000
                                                                   -----------------    ----------------
                                                                    (POUND STERLING)    (POUND STERLING)
OPERATING PROFIT                                                              66,375             375,784
AMORTIZATION AND DEPRECIATION                                                152,976              72,654
CHANGE IN DEBTORS, CREDITORS, AND OTHER                                       79,353               8,844
                                                                   -----------------    ----------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                    498,704             457,282
                                                                   -----------------    ---------------
BANKING AND INSURANCE ACTIVITIES                                              (9,121)              3,053
INTEREST PAID, NET OF INVESTMENT INCOME                                      (24,197)            (14,833)
TAXATION                                                                    (109,241)            (99,097)
CAPITAL EXPENDITURES, NET OF SALES                                           (56,254)            (38,121)
NET PURCHASES OF FIXED ASSET INVESTMENTS                                     (23,714)            (26,169)
ACQUISITIONS                                                                (316,349)           (153,422)
DIVIDENDS PAID                                                               (48,015)            (36,439)
NET REPAYMENT OF DEBT                                                        (25,238)            (82,096)
FOREIGN EXCHANGE IN CASH AT BANK AND IN HAND                                  (8,469)             26,590
                                                                   -----------------    ----------------
                                                                    (POUND STERLING)    (POUND STERLING)
(DECREASE)/INCREASE IN CASH AT BANK AND IN HAND                             (121,894)             36,748
                                                                   =================    ================

                                  AMVESCAP PLC
                              SEGMENTAL INFORMATION
                                 (IN THOUSANDS)

                                                          NINE MONTHS ENDED SEPT 30, 2001
                                                 --------------------------------------------------
                                                     REVENUES         EXPENSES       OPER. PROFIT
                                                 ----------------- ---------------- ----------------
                                                 (POUND STERLING)  (POUND STERLING) (POUND STERLING)
MANAGED PRODUCTS                                         760,252          (420,729)          339,523
INVESCO INSTITUTIONAL                                    157,715          (117,800)           39,915
INVESCO GLOBAL                                           273,670          (207,821)           65,849
INVESCO RETIREMENT                                        43,186           (37,867)            5,319
PRIVATE WEALTH MANAGEMENT                                  4,618            (4,338)              280
NEW BUSINESS                                               1,661            (9,155)           (7,494)
CORPORATE                                                     --           (26,728)          (26,728)
                                                 ---------------   ---------------  ----------------
                                                       1,241,102          (824,438)          416,664
GOODWILL AMORTIZATION                                         --          (100,604)         (100,604)
                                                 ---------------   ---------------  ----------------
                                                 (POUND STERLING)  (POUND STERLING) (POUND STERLING)
                                                       1,241,102          (925,042)          316,060
                                                 ===============   ===============  ================


                                                          NINE MONTHS ENDED SEPT 30, 2000
                                                 --------------------------------------------------
                                                     REVENUES         EXPENSES       OPER. PROFIT
                                                 ----------------- ---------------- ----------------
                                                 (POUND STERLING)  (POUND STERLING) (POUND STERLING)
MANAGED PRODUCTS                                         772,518          (390,458)          382,060
INVESCO INSTITUTIONAL                                    159,065          (117,459)           41,606
INVESCO GLOBAL                                           233,201          (167,020)           66,181
INVESCO RETIREMENT                                        35,090           (32,219)            2,871
NEW BUSINESS                                                 337           (15,908)          (15,571)
CORPORATE                                                     --           (39,142)          (39,142)
                                                 ---------------   ---------------  ----------------
                                                       1,200,211          (762,206)          438,005
GOODWILL AMORTIZATION                                         --           (35,391)          (35,391)
                                                 ---------------   ---------------  ----------------
                                                 (POUND STERLING)  (POUND STERLING) (POUND STERLING)
                                                       1,200,211          (797,597)          402,614
                                                 ===============   ===============  ================

                                      NOTES


1. The taxation charge for the nine months ended September 30, 2001 is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. The Directors consider that profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of operating performance.

                                                                                   2001
                                                                                   ----

                                                    PROFIT BEFORE GOODWILL
                                                          AMORTIZATION AND        NUMBER OF
                                                         EXCEPTIONAL ITEMS           SHARES           PER SHARE
                                                      (POUND STERLING)'000             '000              AMOUNT
                                                    ----------------------  ---------------  ------------------
BASIC EARNINGS PER SHARE                                           259,679          804,341               32.3P
                                                                                             ==================
ISSUANCE OF OPTIONS                                                     --           26,309
                                                    ----------------------  ---------------
DILUTED EARNINGS PER SHARE                                         259,679          830,650               31.3P
                                                    ======================  ================ ==================

                                                                                   2000
                                                                                   ----

                                                    PROFIT BEFORE GOODWILL
                                                          AMORTIZATION AND        NUMBER OF
                                                         EXCEPTIONAL ITEMS           SHARES           PER SHARE
                                                      (POUND STERLING)'000             '000              AMOUNT
                                                    ----------------------  ---------------  ------------------
BASIC EARNINGS PER SHARE                                           282,190          659,944               42.8P
                                                                                              =================
CONVERSION OF ESDS                                                   3,197            9,358
ISSUANCE OF OPTIONS                                                     --           32,670
                                                    ----------------------  ---------------
DILUTED EARNINGS PER SHARE                                         285,387          701,972               40.7P
                                                    ======================  ===============   =================

3. An exceptional item of (pound sterling)49.7 million was recognized for the nine months ended

September 30, 2001, including (pound sterling)24.4 million of exceptional charges during the third quarter.


     IN THOUSANDS                                                                  SEPTEMBER 30,
                                                    -----------------------------------------------------------------------
                                                                         2001                               2000
                                                    -----------------------------------------------   ----------------------
                                                           3 MONTHS                 9 MONTHS                 9 MONTHS
                                                    -----------------------  ----------------------   ----------------------
ACQUISITION - RELATED COSTS
  TRIMARK                                           (POUND STERLING)    --   (POUND STERLING)    --   (POUND STERLING)20,333
  NAM                                                                   --                   21,045                       --
  PELL RUDMAN                                                       13,645                   13,645                       --
  OTHERS                                                             4,094                    8,301                       --
INVESCO INSTITUTIONAL RESTRUCTURE                                       --                       --                    6,497
BUILDING TERMINATION COSTS                                           6,694                    6,694                       --
                                                    ----------------------   ----------------------   ----------------------
                                                    (POUND STERLING)24,433   (POUND STERLING)49,685   (POUND STERLING)26,830
                                                    ======================   ======================    =====================

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                  (IN BILLIONS)

                            MANAGED PRODUCTS INVESCO

                                                       MANAGED PRODUCTS
                                              ---------------------------------         INVESCO
                                     TOTAL             AIM              INVESCO           INST          GLOBAL          PWM
                                     -----             ---              -------           ----          ------          ---
DEC 31, 2000                       $   402.6        $   193.2           $  43.2        $   99.6       $   66.6        $    --
MARKET GAINS/(LOSS)                    (77.8)           (37.5)            (15.9)           (8.4)         (15.4)          (0.6)
ACQUISITIONS                            32.4               --                --            17.7            6.7            8.0
NET NEW (LOST)
   BUSINESS                             (0.5)             0.4               0.7              --           (1.5)          (0.1)
CHANGE IN US MONEY
   MARKET FUNDS                          5.6              5.5              (0.4)             --            0.5             --
TRANSFERS                                 --              0.3                --              --           (0.3)            --
FOREIGN CURRENCY                        (1.0)            (0.7)               --              --           (0.3)            --
                             ---------------  ---------------   --------------- --------------- --------------  -------------
SEPTEMBER 30, 2001                 $   361.3        $   161.2           $  27.6        $  108.9       $   56.3        $   7.3
                             ===============  ===============   =============== =============== ==============  =============
                             (POUND           (POUND           (POUND           (POUND          (POUND          (POUND
SEPTEMBER 30, 2001 +          STERLING)245.8  (STERLING)109.7  (STERLING)  18.8 (STERLING) 74.1 (STERLING)38.3  (STERLING)4.9
                             ===============  ===============   =============== =============== ==============  =============

+ Translated at $1.47 per (pound sterling)1.00.
Note: INVESCO Retirement has $31.6 billion in assets under administration as of September 30, 2001, compared to $27.6 billion as of December 31, 2000.

                                  AMVESCAP PLC
                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (IN THOUSANDS)

                                                                 NINE MONTHS ENDED SEPT 30,
                                                       ------------------------------------------------
                                                                 2001                    2000
                                                       -----------------------  -----------------------
NET PROFIT UNDER UK GAAP                               (POUND STERLING)126,699  (POUND STERLING)231,774
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING                                         (20,897)                 (48,475)
        TAXATION                                                       (32,700)                 (12,170)
        OTHER                                                            2,163                      508
                                                       -----------------------  -----------------------
NET INCOME UNDER US GAAP                               (POUND STERLING) 75,265  (POUND STERLING)171,637
                                                       =======================  =======================
EARNINGS PER SHARE BEFORE
        GOODWILL AMORTIZATION:
        --BASIC                                                          28.1P                    38.7P
        --DILUTED                                                        27.2P                    36.9P
EARNINGS PER SHARE:
        --BASIC                                                           9.4P                    26.0P
        --DILUTED                                                         9.1P                    24.9P




                                                            SEPT 30, 2001             DEC 31, 2000
                                                       -----------------------  -----------------------
                                                       (POUND                   (POUND
SHAREHOLDERS' FUNDS UNDER UK GAAP                       STERLING)    2,276,399  STERLING)     2,103,080
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING                                         998,787                1,020,052
        TREASURY STOCK                                                (196,121)                (168,292)
        DIVIDENDS                                                           --                   47,813
        OTHER                                                            5,241                   15,968
                                                       -----------------------  -----------------------
                                                       (POUND                   (POUND
SHAREHOLDERS' EQUITY UNDER US GAAP                      STERLING)    3,084,306   STERLING)    3,018,621
                                                       =======================  =======================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  25TH OCTOBER, 2001                   By /s/ MICHAEL S. PERMAN
      ------------------                      ----------------------
                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary